Pricing Term Sheet Dated February 28, 2024

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-270020

Supplementing the Preliminary

Prospectus Supplement dated February 27, 2024

(To Prospectus dated February 24, 2023)

Radian Group Inc.

6.200% Senior Notes due 2029

Issuer:	Radian Group Inc. (“Radian”)

Securities:	6.200% Senior Notes due 2029 (the “Notes”)

Anticipated Ratings*:	Baa3 (stable) (Moody’s) / BBB- (stable) (S&P) / BBB- (stable) (Fitch)

Aggregate principal amount offered:	$625,000,000

Price to Public:	99.813% of principal amount plus accrued interest, if any, from March 4, 2024

Gross Proceeds:	$623,831,250

Underwriting Discount:	0.800%

Net Proceeds:	$618,831,250

Maturity date:	May 15, 2029

Trade date:	February 28, 2024

Settlement date**:	March 4, 2024 (T+3)

Coupon:	6.200%

Interest payment dates:	Semi-annually on May 15 and November 15 of each year, beginning on November 15, 2024.

Interest record dates:	May 1 and November 1

Benchmark Treasury:	UST 4.000% due January 31, 2029

Benchmark Treasury Price:	98-23+

Benchmark Treasury Yield:	4.287%

Spread to Benchmark Treasury:	T + 195 bps

Yield to Maturity:	6.237%

Ranking:	Senior Unsecured

Redemption:

Prior to April 15, 2029 (the “Par Call Date”), Radian may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, Radian may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP:	750236 AY7

ISIN:	US750236AY71

Joint Book-running Managers:	RBC Capital Markets, LLC Goldman Sachs & Co. LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Barclays Capital Inc. Citizens JMP Securities, LLC UBS Securities LLC Samuel A. Ramirez & Company, Inc. Academy Securities, Inc CIBC World Markets Corp. Keefe, Bruyette & Woods, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**

It is expected that delivery of the Notes will be made against payment therefor on or about March 4, 2024, which is the third business day following the date hereof (such settlement cycle being referred to as ‘‘T+3’’). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their date of delivery may be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade such Notes prior to their date of delivery should consult their own advisors.

Radian has filed a registration statement (including the preliminary prospectus supplement, dated February 27, 2024, and an accompanying prospectus, dated February 24, 2023) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, and the accompanying prospectus in the registration statement and the other documents Radian has filed with the SEC for more complete information about Radian and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, copies may be obtained from RBC Capital Markets, LLC toll-free at 1-866-375-6829; or from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.